

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2022

Thomas Hallam
Chief Executive Officer
Palisade Bio, Inc.
5800 Armada Drive, Suite 210
Carlsbad, CA 92008

Re: Palisade Bio, Inc.
Registration Statement on Form S-1
Filed June 14, 2022
File No. 333-265570

Dear Dr. Hallam:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dorrie Yale at 202-551-8776 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Karen Deschaine, Esq